

KUMBA RESOURCES

Exemption Number 082-05217

Rule 12g3-2(b) Exemption : Content list of SENS announcements made by Kumba

(announcements attached)

	Description	Date issued on SENS
1.	Dealings by a director of a major subsidiary of Kumba in shares awarded in terms of the Kumba Resources Management Share Scheme and Kumba Resources Management Scheme	11-12-2003
2.	Dealings by a director of a major subsidiary of Kumba in shares awarded in terms of the Kumba Resources Management Share Scheme and Kumba Resources Management Scheme	18-12-2003
3.	Dealings by a director of Kumba in shares	24-12-2003
4.	Director's dealings in shares	21-04-2004
5.	Dealings by a director of a major subsidiary of Kumba in shares awarded in terms of the Kumba Resources Management Share Scheme and Kumba Resources Management Scheme	29-04-2004
6.	Dealings by a director of a major subsidiary of Kumba in shares awarded in terms of the Kumba Resources Management Share Scheme and Kumba Resources Management Scheme	18-05-2004
7.	Kumba among first companies to qualify for the JSE SRI index	20-05-2004
8.	Kumba increases iron ore supply to Corus	25-05-2004
9.	Kumba to conduct pre-feasibility study on Senegal Iron Ore Project	07-07-2004
10.	Trading statement	16-07-2004
11.	Accounting standard AC133 results in Kumba and Transnet agreeing to jointly review iron ore export agreement	27-08-2004
12.	The transport and handling of iron ore through the Sishen Saldanha Export channel	27-08-2004
13.	Dispute relating to Hope Downs Iron Ore project in Australia	01-09-2004
14.	Dealings by a director of a major subsidiary of Kumba in shares awarded in terms of the Kumba Resources Management Share Scheme and Kumba Resources Management Option Scheme	13-09-2004
15.	Kumba on course to achieve minimum R800 million improvement in net operating profit	07-10-2004
16.	Anglo American and Kumba sign heads of agreement to develop new Queensland coking coal mine	20-10-2004
17.	Kumba's coal growth strategy moves ahead with two major projects	27-10-2004
18.	Transfer of shares to a director in terms of the Kumba Resources Management Share Scheme	08-11-2004
19.	Dealings by a director of a major subsidiary of Kumba in shares awarded in terms of the Kumba Resources Management Share Scheme and Kumba Resources Management Scheme	10-11-2004
20.	Dealings by a director of a major subsidiary of Kumba in shares awarded in terms of the Kumba Resources Management Share Scheme and Kumba Resources Management Scheme	16-11-2004
21.	Dealings by a director of a major subsidiary of Kumba in shares awarded in terms of the Kumba Resources Management Share Scheme and Kumba Resources Management Scheme	06-12-2004
22.	Dealings by a director of a major subsidiary of Kumba in shares awarded in terms of the Kumba Resources Management Share Scheme and Kumba Resources Management Scheme	09-12-2004
23.	Dealings by a director of a major subsidiary of Kumba in shares awarded in terms of the Kumba Resources Management Share Scheme and Kumba Resources Management Scheme	14-12-2004
24.	Dealings by a director of a major subsidiary of Kumba in shares awarded in terms of the Kumba Resources Management Share Scheme and Kumba Resources Management Scheme	15-12-2004
25.	Kumba unsuccessful in Hope Downs arbitration	21-12-2004
26.	Kumba lodges appeal against Hope Downs arbitration decision	11-01-2005
27.	Trading statement	20-01-2005
28.	Transnet Limited and Kumba Resources Limited	26-01-2005

dlw 2/16

Kumba Resources
Exemption number 082-05217

KUMBA RESOURCES LIMITED - DEALINGS IN SECURITIES BY DIRECTORS
KUMBA RESOURCES LIMITED
SHARE CODE:KMB
ISIN CODE:ZAE000034310

DEALINGS IN SECURITIES BY DIRECTORS OF A MAJOR SUBSIDIARY OF KUMBA RESOURCES LIMITED OF SHARES RECEIVED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively "the Scheme")

In terms of the JSE Listings Requirements 3.63 we give notice that the following directors OF A Kumba subsidiary have exercised and traded share options, after having received clearance to do so in terms of Listings Requirement 3.66. The options were granted in terms of the Scheme. This resulted in the following ordinary shares of the company having been traded on the JSE:

Name of director: JC BADENHORST
Date of transaction: 05/12/2003
Number of shares: 29 060
Price per share: 37.00
Class of securities: Ordinary
Nature of transaction: Options exercised and shares sold
Nature of interest: Beneficial

Name of director: W BEKKER
Date of transaction: 05/12/2003
Number of shares: 8 890
Price per share: 37.00
Class of securities: Ordinary
Nature of transaction: Options exercised and shares sold
Nature of interest: Beneficial

Name of director: WA DE KLERK
Date of transaction: 05/12/2003
Number of shares: 41 970
Price per share: 37.00
Class of securities: Ordinary
Nature of transaction: Options exercised and shares sold
Nature of interest: Beneficial

Name of director: MD GARBERS
Date of transaction: 05/12/2003
Number of shares: 11 410
Price per share: 37.00
Class of securities: Ordinary
Nature of transaction: Options exercised and shares sold
Nature of interest: Beneficial

Name of director: GROENEWALD
Date of transaction: 05/12/2003
Number of shares: 45 050
Price per share: 37.00
Class of securities: Ordinary
Nature of transaction: Options exercised and shares sold
Nature of interest: Beneficial

Name of director: NA JOGIAT
Date of transaction: 05/12/2003
Number of shares: 41 580
Price per share: 37.00
Class of securities: Ordinary
Nature of transaction: Options exercised and shares sold
Nature of interest: Beneficial

Name of director: PA KOPPESCHAAR
Date of transaction: 05/12/2003
Number of shares: 13 150
Price per share: 37.00
Class of securities: Ordinary
Nature of transaction: Shares sold

Nature of interest: Beneficial
Name of director: PJ KOTZE
Date of transaction: 05/12/2003
Number of shares: 25 810
Price per share: 37.00
Class of securities: Ordinary
Nature of transaction: Options exercised and shares sold
Nature of interest: Beneficial
Name of director: NF MEIRING
Date of transaction: 05/12/2003
Number of shares: 16 300
Price per share: 37.00
Class of securities: Ordinary
Nature of transaction: Options exercised and shares sold
Nature of interest: Beneficial
Name of director: WJ NEEDHAM
Date of transaction: 05/12/2003
Number of shares: 22 740
Price per share: 37.00
Class of securities: Ordinary
Nature of transaction: Options exercised and shares sold
Nature of interest: Beneficial
Name of director: IC PRINSLOO
Date of transaction: 05/12/2003
Number of shares: 30 940
Price per share: 37.00
Class of securities: Ordinary
Nature of transaction: Options exercised and shares sold
Nature of interest: Beneficial
Name of director: D ROBBERTZE
Date of transaction: 05/12/2003
Number of shares: 21 020
Price per share: 37.00
Class of securities: Ordinary
Nature of transaction: Options exercised and shares sold
Nature of interest: Beneficial
Name of director: DJR SOUTHEY
Date of transaction: 05/12/2003
Number of shares: 27 320
Price per share: 37.00
Class of securities: Ordinary
Nature of transaction: Options exercised and shares sold
Nature of interest: Beneficial
Name of director: R STRYDOM
Date of transaction: 05/12/2003
Number of shares: 20 510
Price per share: 37.00
Class of securities: Ordinary
Nature of transaction: Options exercised and shares sold
Nature of interest: Beneficial
Name of director: WF VAN HEERDEN
Date of transaction: 05/12/2003
Number of shares: 33 430
Price per share: 37.00
Class of securities: Ordinary
Nature of transaction: Options exercised and shares sold
Nature of interest: Beneficial
Name of director: WH VAN NIEKERK
Date of transaction: 05/12/2003
Number of shares: 32 520
Price per share: 37.00
Class of securities: Ordinary
Nature of transaction: Options exercised and shares sold
Nature of interest: Beneficial

Name of director: PE VENTER
Date of transaction: 05/12/2003
Number of shares: 79 640
Price per share: 37.00
Class of securities: Ordinary
Nature of transaction: Options exercised and shares sold
Nature of interest: Beneficial
Name of director: MW VON WIELLIGH
Date of transaction: 05/12/2003
Number of shares: 47 000
Price per share: 37.00
Class of securities: Ordinary
Nature of transaction: Options exercised and shares sold
Nature of interest: Beneficial
Name of director: SS WEBER
Date of transaction: 05/12/2003
Number of shares: 12 460
Price per share: 37.00
Class of securities: Ordinary
Nature of transaction: Options exercised and shares sold
Nature of interest: Beneficial
Name of company secretary: MS VILJOEN
Date of transaction: 05/12/2003
Number of shares: 20 190
Price per share: 37.00
Class of securities: Ordinary
Nature of transaction: Options exercised and shares sold
Nature of interest: Beneficial
(Signed)
MS VILJOEN
COMPANY SECRETARY
KUMBA RESOURCES
11 December 2003
Date: 11/12/2003 11:40:06 AM Produced by the JSE SENS Department

KMB: KUMBA RESOURCES LIMITED - DEALINGS IN SECU... 18/12/2003 05:10:59 PM

KUMBA RESOURCES LIMITED - DEALINGS IN SECURITIES BY A DIRECTOR

KUMBA RESOURCES LIMITED

Incorporated in the Republic of South Africa

(Registration No.2000/011076/06)

Share code: KMB

ISIN No : ZAE000034310

DEALINGS IN SECURITIES BY A DIRECTOR OF KUMBA RESOURCES LIMITED OF SHARES RECEIVED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively "the Scheme")

In terms of the JSE Listings Requirements 3.63 we give notice that the following directors of Kumba have exercised and traded share options, after having received clearance to do so in terms of section 3.66 of the JSE Listings Requirement. The options were granted in terms of the Scheme. This resulted in the following ordinary shares of the company having been traded on the JSE:

Name of director :DJ van Staden

Date of transaction :18/12/2003

Number of shares :15 000

Price per share :35.51

Class of securities :Ordinary

Nature of transaction :Deferred Purchase Share Scheme - shares sold

Nature of interest :Beneficial

(Signed)

MS VILJOEN

COMPANY SECRETARY

KUMBA RESOURCES

Date: 18/12/2003 05:11:00 PM Produced by the JSE SENS Department

UMBA RESOURCES LIMITED - DEALINGS BY A DIRECTOR
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number 2000/011076/06)
Share code: KMB
ISIN No: ZAE000034310
("Kumba")
DEALINGS BY A DIRECTOR OF KUMBA IN SHARES AWARDED IN TERMSfollowing director of K
received clearance to do so in terms of Listings Requirfollowing director of Kumb
received clearance to do so in terms of Listings Requirs of the JSE Listings Requ
ement 3.66. The shares
were granted in terms of the Scheme. This resulted in the following ordinary
shares of the company having been traded on the JSE:

Name of director:	DJ van Staden
Date of transaction:	22.12.2003
Number of shares:	4 490
Price per share:	37.80
Number of shares:	4 000
Price per share:	37.90
Class of securities:	Ordinary
Nature of transaction:	Shares sold
Nature of interest:	Beneficial

24 December 2003
MS VILJOEN
COMPANY SECRETARY
KUMBA RESOURCES
Sponsor:
JPMorgan
Date: 24/12/2003 11:07:02 AM Produced by the JSE SENS Department

KUMBA RESOURCES LIMITED - DIRECTOR"S DEALINGS IN SHARES
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
JSE Share Code: KMB
ISIN Number: ZAE000034310
("Kumba")
DIRECTOR"S DEALINGS IN SHARES
In terms of the JSE Listings Requirements 3.63 notice is hereby given that Dr CJ Fauconnier, chief executive of Kumba, has traded shares held directly and beneficially in his name, after having received clearance to do so in terms of the JSE Listings Requirement 3.66. This resulted in the following ordinary shares of Kumba having been traded on the JSE:

Date of transaction: 2004-04-20
Number of shares: 30,000
Price per share: R 44.20
Proceeds: R 1,326,000.00
Class of securities: Ordinary
Number of shares: 30,000
Price per share: R 44.15
Proceeds: R 1,324,500.00
Class of securities: Ordinary

21 April 2004
Ms Viljoen
Company Secretary
Kumba Resources Limited
Sponsor:
JPMorgan
Date: 22/04/2004 08:11:08 AM Produced by the JSE SENS Department

KUMBA RESOURCES LIMITED - DEALINGS BY A DIRECTOR
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
("Kumba")
DEALINGS BY A DIRECTOR OF KUMBA IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively "the Scheme")
In terms of the JSE Listings Requirements 3.63 to 3.74 notice is hereby given that the following director of Kumba has exercised and traded shares after having received clearance to do so in terms of the JSE Listings Requirements 3.66. The shares were granted in terms of the Scheme. This resulted in the following ordinary shares of the company having been sold on the JSE:

Name of director:	CF Meintjes
Date of transaction:	28-04-2004
Price per share:	R 44.45
Number of shares:	8,290
Total value (pre tax proceeds):	R 368,490.50
Option strike price:	R 18.74
Option strike date:	25-07-2001
Periods of exercise and/or vesting:	9 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised and shares sold

Nature of interest: Beneficial
29 April 2004
MS VILJOEN
COMPANY SECRETARY
KUMBA RESOURCES LIMITED
Sponsor
JPMorgan
Date: 29/04/2004 04:38:04 PM Produced by the JSE SENS Department

KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
("Kumba")

DEALINGS IN SECURITIES BY DIRECTORS AND DIRECTORS OF A MAJOR SUBSIDIARY OF KUMBA IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively "the Scheme")

In terms of the JSE Listings Requirements 3.63 notice is hereby given that, as at 14 May 2004 (the expiry date of the offer to take up options), the following directors and directors of a major subsidiary of Kumba advised the office of the company secretary of their acceptance of options granted to them in terms of the Scheme.

Option strike price: R41.50
Periods of exercise and/or vesting:
A maximum of 10% is exercisable on the 1st anniversary
A maximum of 30% is exercisable on the 2nd anniversary
A maximum of 50% is exercisable on the 3rd anniversary
A maximum of 75% is exercisable on the 4th anniversary
100% is exercisable on the 5th anniversary
All shares offered and accepted should be taken up on or before the 7th anniversary of the offer date
Class of securities: Ordinary
Nature of transaction: Offer made and accepted
Nature of interest: Beneficial

Directors of Kumba
Name of director: CJ Fauconnier
Number of shares: 92,880
Name of director: MJ Kilbride
Number of shares: 50,750
Name of director: CF Meintjes
Number of shares: 48,040
Name of director: DJ van Staden
Number of shares: 49,730
Name of director: RG Wadley
Number of shares: 44,380

Directors of a Major Subsidiary of Kumba
Name of director: TP Arran
Number of shares: 20,730
Name of director: JC Badenhorst
Number of shares: 20,160
Name of director: W Bekker
Number of shares: 6,860
Name of director: WA de Klerk
Number of shares: 32,360
Name of director: AW Diedericks
Number of shares: 23,790
Name of director: MD Garbers
Number of shares: 11,480
Name of director: L Groenewald
Number of shares: 11,690
Name of director: FAF Hathorn
Number of shares: 30,890
Name of director: NA Jogiat
Number of shares: 32,760
Name of director: PA Koppeschaar
Number of shares: 9,810
Name of director: PJ Kotze
Number of shares: 51,020
Name of director: NF Meiring

Number of shares: 11,190
Name of director: JA Meyer
Number of shares: 22,720
Name of director: EJ Myburgh
Number of shares: 32,920
Name of director: WJ Needham
Number of shares: 10,050
Name of director: IC Prinsloo
Number of shares: 12,810
Name of director: DJR Southey
Number of shares: 22,250
Name of director: R Strydom
Number of shares: 14,990
Name of director: DJC Taylor
Number of shares: 19,850
Name of director: WF van Heerden
Number of shares: 15,620
Name of director: WH van Niekerk
Number of shares: 21,800
Name of director: PE Venter
Number of shares: 24,960
Name of director: MW von Wielligh
Number of shares: 29,820
Name of director: SS Weber
Number of shares: 13,490
Company Secretary of Kumba
Name of company secretary: MS Viljoen
Number of shares: 12,970
18 May 2004
MS VILJOEN
COMPANY SECRETARY
KUMBA RESOURCES LIMITED
Sponsor
JPMorgan
Date: 18/05/2004 11:32:24 AM Produced by the JSE SENS Department

KUMBA - KUMBA AMONG FIRST COMPANIES TO QUALIFY FOR THE JSE SRI INDEX
KUMBA RESOURCES LIMITED
JSE SHARE CODE: KMB
ISIN: ZAE000034310

KUMBA AMONG FIRST COMPANIES TO QUALIFY FOR THE JSE SRI INDEX

Kumba Resources Limited (Kumba) is among the first group of companies listed on the Johannesburg Securities Exchange South Africa (JSE) All Share Index to comply with the requirements of the new JSE Socially Responsible Investment (SRI) Index.

At the launch of the JSE SRI Index last night, it was revealed that Kumba is one of the first 51 of the 160 All Share Index companies to meet the requirements of the corporate governance, economic, social and environmental criteria.

The data provider for the index, Sustainability Research & Intelligence, commented that Kumba performed "exceptionally well in respect of the four areas measured. Its disclosure level in terms of quantitative and qualitative information is especially commendable".

Kumba's chief executive, Dr Con Fauconnier, welcomed the launch of the JSE SRI Index. "The index provides an opportunity for all listed companies to set out their policies, systems and processes in a uniform and transparent manner.

"It enables companies to critically analyse their triple bottom-line efforts. This is an evolving arena where all participants continue to learn from one another on their journey towards sustainability.

"Being included on the inaugural JSE SRI Index provides Kumba stakeholders with an assurance that the company is on the right track."

Due to the developmental approach the JSE has taken towards the index, it has opted to not release company specific scores. Updated each year, the maiden index does not include rankings.

Telephone : + 27 (12) 307 4843 P.O. Box 9229
Telefax : + 27 (12) 307 4080 PRETORIA 0001

20 May 2004

ends

Sponsor
JPMorgan

Note

Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

Media relations enquiries:
Hilton Atkinson
Corporate Communication Manager
Tel: 012 - 307-4843
Mobile: 083 609 1452

Investor relations enquiries:
Trevor Arran
General Manager: Investor Relations
Tel: 012 - 307-3292
Mobile: 083 609 1444

Date: 20/05/2004 11:23:15 AM Produced by the JSE SENS Department

KUMBA RESOURCES LIMITED - NEWS RELEASE: KUMBA INCREASES IRON CORE SUPPLY TO CORUS

Kumba Resources Limited
JSE Share Code: KMB
ISIN: ZAE000034310
NEWS RELEASE: KUMBA INCREASES IRON CORE SUPPLY TO CORUS
25 May 2004

South African diversified metals and mining company Kumba Resources Limited ("Kumba") has signed a contract with major Anglo-Dutch steel producer Corus for a five-year supply of Sishen iron ore.

The contract is the first to include an option to purchase new iron ore products from Kumba's Sishen mine expansion project. The expansion will take Sishen's current output of 27Mtpa to 28Mtpa by end of 2004, with a further increase to 38Mtpa by 2007. The final feasibility study for the project will be completed in August 2004 and is expected to be approved for implementation the following month.

In terms of the contract, Kumba will supply Sishen ore to Corus from 1 April 2004 to 31 March 2009. The tonnage supplied is set to increase from 2,6Mtpa during 2004/05 to 3,3Mtpa in 2008/09 plus an additional annual tonnage of between 450 000 t and 750 000 t.

The relationship between Corus and Kumba dates back to 1977 when Sishen exports to Corus" UK operations commenced. The first shipment of 71 053 t of Sishen ore was loaded on to the MV. "King George" in January 1977. The relationship has subsequently developed to the extent that Corus has become Kumba's largest single export customer in terms of volume.

At the signing ceremony of the new contract in South Africa, Dr Patrick Doolan, director of supplies and transport at Corus, and Matie von Wielligh, general manager of Kumba's iron ore division, expressed their appreciation for the parties" mutual co-operation and their commitment to further develop and expand the strong working relationship between the two companies.

ends

Note:

Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

Corus is a multinational metals group which provides innovative steel and aluminium solutions to customers worldwide. Corus focuses on the construction, transportation, general engineering and packaging markets. Corus employs 50 000 people and has operating facilities in many countries with major plants located in the UK, the Netherlands, Germany, France, Norway, Belgium and North America. Corus also has sales offices and service centres worldwide. www.corusgroup.com

Kumba Resources Limited
P.O. Box 9229
PRETORIA 0001
Telephone: + 27 (12) 307 4843
Telefax: + 27 (12) 307 4080

Media relations enquiries:
Hilton Atkinson
Manager: Corporate Communication
Tel: (012) 307 4843
Mobile: 083 609 1452

Investor relations enquiries:
Trevor Arran
General Manager: Investor Relations
Tel: (012) 307 3292
Mobile: 083 609 1444

Date: 25/05/2004 03:55:03 PM Produced by the JSE SENS Department

KUMBA RESOURCES LIMITED - KUMBA TO CONDUCT PRE-FEASIBILITY STUDY ON SENEGAL IRN ORE PROJECT
KUMBA RESOURCES LIMITED
JSE SHARE CODE: KMB
ISIN: ZAE000034310
KUMBA RESOURCES LIMITED - NEWS RELEASE
7 July 2004
KUMBA TO CONDUCT PRE-FEASIBILITY STUDY ON SENEGAL IRON ORE PROJECT
Metals and mining company Kumba Resources Limited (Kumba) today signed an agreement with Miferso, a Government of Senegal-owned project development company, granting it the right to conduct and develop a pre-feasibility study on the Faleme iron ore project situated in the south-eastern region of the country.
The development is in line with Kumba's strategy of seeking growth opportunities that generate value for its shareholders and consolidating the company's position as one of the principal diversified mining companies in Africa.
The agreement also gives Kumba subsidiary Kumba International BV, at completion of the pre-feasibility study, an option to acquire an 80% interest in the Faleme project from Miferso and to subsequently conduct a bankable feasibility study.
Kumba will conduct limited exploration during the 10-month pre-feasibility study to prove that the mineral resource can support at least a 20-year life of mine with a sustainable 12Mtpa production output. At the same time, Miferso will develop a business case for the funding, construction and operation of the rail and port infrastructure required.
"The Faleme project consists of three elements, namely a mine and associated infrastructure; a 741km railway line of which 311km still has to be constructed; and a new deep-water port for iron ore exports to be developed near Dakar," said Richard Wadley, Kumba's executive director for strategy and business development.
It is estimated that the preliminary capital cost of about US$950 million would be split between the mine and port handling facilities (US$306 million), the railway line and rolling stock (US$537 million), and the new deep-water port (US$107 million).
"In terms of the agreement Kumba will limit its commercial responsibility to the development of the mine and port handling facilities. The financing and development of the rail and port infrastructure will be the responsibility of Miferso and the Government of Senegal.
"Kumba will use its technical, financial and project development expertise to assist Miferso with the development of the infrastructure business case," said Wadley.
The Faleme project is attractive to Kumba as its proximity to Europe in relation to other global iron ore operations offers reduced sea-borne transport costs and shipping time, and a competitive advantage in the European market. In addition, the 260Mt resource has an acceptable in-situ Fe content of 58% and lump fine ratio of 50:50 with low impurities.
The project is aligned with Nepad (New Partnership for Africa's Development) and will, if implemented, be one of the largest public and private sector partnerships for the development of local infrastructure in West Africa.
ends
Sponsor
JPMorgan
Note
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com
Media relations enquiries:
Pat Mdoda
General Manager: Corporate Affairs
Tel: +27 12 307 4553
Mobile: +27 83 609 1204

Investor relations enquiries:
Trevor Arran
General Manager: Investor Relations
Tel: +27 12 307 3292
Mobile: +27 83 609 1444
KUMBA RESOURCES LIMITED
Telephone : + 27 (12) 307 4843 P.O. Box 9229
Telefax : + 27 (12) 307 4080 PRETORIA 0001
Date: 07/07/2004 04:00:04 PM Produced by the JSE SENS Department

Kumba Resources Limited
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
("Kumba")
16 July 2004
TRADING STATEMENT
This trading statement is issued in accordance with the revised JSE Securities Exchange South Africa Listings Requirements, which became effective on 1 September 2003.The results for Kumba Resources Limited (Kumba) for the 12 months ending 30 June 2004 will be released on 4 August 2004. It should be noted that the Group has changed its year end from 30 June to 31 December, in line with that of its major shareholder, Anglo American plc. To this end the Group will report reviewed results for the 12-month period, which ended 30 June 2004, and audited results for the 18-month period ending 31 December 2004.
Notwithstanding the strong operational performance by the Group and the higher than expected iron ore price settlements, effective 1 April 2004 which applied for the last three months of the period under review, the following factors have had a negative effect on Group profits when compared to the corresponding period in the previous year:

- the continued appreciation of the Rand against the US dollar,
- an increase in leave pay accrual to cost of employment,
- a higher effective tax rate, and
- certain non-recurring charges relating to Ticor Chemicals Company and Base Metals.

As a result, the Group expects both attributable and headline earnings per share for the year ending 30 June 2004 to be materially below that of the year ended 30 June 2003. The forecasts have not been reviewed or reported on by the Group's auditors.
ends
Note
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com
Enquiries:
Trevor Arran
General Manager: Investor Relations
Tel: +27 12 307 3292
Mobile: +27 83 609 1444
Sponsor
JP Morgan
Date: 16/07/2004 05:15:03 PM Produced by the JSE SENS Department

Kumba - The Transport And Handling Of Iron Ore Through The Sishen Saldanha Export Channel
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
("Kumba")
THE TRANSPORT AND HANDLING OF IRON ORE THROUGH THE SISHEN SALDANHA EXPORT CHANNEL
Shareholders are referred to the announcement on 27 August 2004 of the annual financial results of Transnet Limited ("Transnet") for the year ended 31 March 2004, and, in particular, to the negative fair value adjustment of R4 532 million resulting from the current pricing arrangements for the transport and handling of iron ore from the Northern Cape through the Sishen-Saldanha export channel. The price payable to Transnet for its services under the agreement between Transnet and Sishen Iron Ore Company (Proprietary) Limited ("the agreement") is determined with reference to two external variables, namely, the ruling US Dollar-denominated iron ore price and the ruling Rand/US Dollar exchange rate. The pricing arrangements have been regarded as an embedded derivative for the purposes of accounting standard AC 133 and accounted for accordingly by Transnet.
As a result, Transnet and Kumba have agreed to co-operate and jointly review the contractual pricing mechanism in the agreement in an endeavour to reach a mutually beneficial solution. At the same time, the parties will progress their negotiations for an increase in the tonnage of iron ore transported by Transnet through the Sishen-Saldanha export channel to accommodate Kumba's iron ore expansions in the Northern Cape. The transport of Kumba's current iron ore tonnage to Saldanha Bay will not be interrupted. Shareholders will be informed of the outcome of these discussions.
Pretoria
27 August 2004
Sponsor
JPMorgan
Date: 27/08/2004 01:24:58 PM Produced by the JSE SENS Department

KUMBA RESOURCES LIMITED - ACCOUNTING STANDARD AC 133 RESULTS IN KUMBA AND TRANSNET AGREEING TO JOINTLY REVIEW IRON ORE EXPORT AGREEMENT
KUMBA RESOURCES LIMITED
(Registration number 2000/011076/06)
JSE Share code KMB
ADR CODE KBREY
ISIN CODE ZAE000034310
JOINT NEWS RELEASE
KUMBA RESOURCES LIMITED
TRANSNET LIMITED
27 August 2004
ACCOUNTING STANDARD AC 133 RESULTS IN KUMBA AND TRANSNET AGREEING TO JOINTLY REVIEW IRON ORE EXPORT AGREEMENT
Diversified metals and mining company Kumba Resources (Kumba) and national transport and logistics company, Transnet Limited (Transnet), today announced that they will jointly review their current agreement regarding the transport and handling of iron ore from Kumba's Sishen mine in the Northern Cape to the export facilities at the port of Saldanha on the west coast.
The decision to review the agreement was precipitated by the annual financial results which included a negative fair value adjustment of R4 532 million resulting from the current pricing arrangements for the transport and handling of iron ore from the Northern Cape through the Sishen-Saldanha export channel. These pricing arrangements have been regarded as embedded derivatives for the purposes of accounting standard AC 133 and accounted for accordingly by Transnet.
The price payable by wholly-owned Kumba subsidiary, Sishen Iron Ore Company (Pty) Limited, to Transnet for its services under the agreement is determined by two external variables, namely the US Dollar-denominated iron ore price and the South African Rand/US Dollar exchange rate.
While the review of the current agreement is driven by the implications of the AC133 accounting treatment of the agreement, the parties have been engaging one another for some time to provide for a further 19Mtpa growth in Kumba's exports of iron ore.
"Transnet and Kumba will work together to review the contractual pricing mechanism in the existing contract in an endeavour to reach a mutually beneficial solution. At the same time, existing negotiations to increase rail capacity on the Sishen-Saldanha line to accommodate Kumba's iron ore expansions in the Northern Cape are continuing. We remain committed to providing optimum services to one of our most valuable customers," said Maria Ramos, Transnet's group chief executive.
"The existing rail arrangements are not affected and will continue to run to the mutual benefit of Kumba and Transnet. We will continue to engage closely with Transnet regarding rail and port capacity needed to support Kumba's expansion plans at the Sishen mine and planned Sishen South mine," said Dr Con Fauconnier, Kumba's chief executive.
The review process will start in September 2004.
ends
Note:
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com
Media enquiries:
Pat Mdoda
General Manager: Corporate Affairs, Kumba Resources
Tel: 012 - 307-4553
Mobile: 083 609 1204
Vuyo Kahla
Transnet Limited
Group Executive: Legal
Tel: 011 - 308-2342

Mobile: 083 778 8903
Investor relations enquiries:
Trevor Arran
General Manager: Investor Relations, Kumba Resources
Tel: 012 - 307-3292
Mobile: 083 609 1444

Date: 27/08/2004 01:25:37 PM Produced by the JSE SENS Department

Release Date: 01/09/2004 00:00:00

KUMBA - DISPUTE RELATING TO HOPE DOWNS IRON ORE PROJECT IN AUSTRALIA

KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
("Kumba")
DISPUTE RELATING TO HOPE DOWNS IRON ORE PROJECT IN AUSTRALIA
Shareholders are advised that the Board of Directors of Kumba, with the support of its controlling shareholder, Anglo American plc, has approved its investment in and the development of the Hope Downs Iron Ore Project (the "Hope Downs Project"). Shareholders of Kumba should, however, be aware that Downs Holding BV ("Downs Holding"), a wholly-owned subsidiary of Kumba, is presently in dispute with Hope Downs Iron Ore Pty Ltd ("HDIO") in Australia in respect of the Hope Downs Project.
The dispute, which has been referred to arbitration for hearing in October 2004, arises pursuant to an agreement dated 29 January 1998 between, inter alia, Downs Holding and HDIO and relates specifically to the acquisition by Anglo American plc of a controlling interest in Kumba and whether or not HDIO has unreasonably withheld or delayed its approval of such change in control. If HDIO is successful in the arbitration, HDIO will be entitled to purchase the interest of Downs Holding in the Hope Downs Project at a fair value to be determined in terms of the agreement between the parties. Legal opinion has confirmed that Kumba should be successful in the arbitration.
Pretoria
1 September 2004
Sponsor - JP Morgan
Date: 01/09/2004 03:30:02 PM Produced by the JSE SENS Department

Release Date: 13/09/2004 16:41:09

KUMBA - DEALINGS BY A DIRECTOR OF A MAJOR SUBSIDIARY

KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
("Kumba")
DEALINGS BY A DIRECTOR OF A MAJOR SUBSIDIARY OF KUMBA IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively "the Scheme")
In terms of the JSE Listings Requirements 3.63 notice is hereby given that the following director of a major subsidiary of Kumba has exercised and traded shares after having received clearance to do so in terms of the JSE Listings Requirements 3.66. The shares were granted in terms of the Scheme. This resulted in the following ordinary shares of the company having been traded on the JSE:

Name of director:	AW Diedericks
Date of transaction:	10-09-2004
Price per share:	R 38.00
Number of shares:	2,200
Total value (pre tax proceeds):	R 83,600.00
Option strike price:	R 11.75
Option strike date:	04-11-1998
Periods of exercise and/or vesting:	9 years

Class of securities:	Ordinary
Nature of transaction:	Options exercised and shares sold
Nature of interest:	Beneficial
Number of shares:	4,090
Total value (pre tax proceeds):	R 155,420.00
Option strike price:	R 15.01
Option strike date:	01-07-1999
Periods of exercise and/or vesting:	9 years
Class of securities:	Ordinary
Nature of transaction:	Deferred Purchase Share Scheme - shares sold
Nature of interest:	Beneficial
Number of shares:	13,040
Total value (pre tax proceeds):	R 495,520.00
Option strike price:	R 28.05
Option strike date:	03-12-2001
Periods of exercise and/or vesting:	7 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised and shares sold
Nature of interest:	Beneficial

13 September 2004
MS VILJOEN - COMPANY SECRETARY, KUMBA RESOURCES LIMITED
Sponsor
JPMorgan
Date: 13/09/2004 04:41:06 PM Produced by the JSE SENS Department

Release Date: 07/10/2004 16:11:36

KUMBA RESOURCES LIMITED - KUMBA ON COURSE TO ACHIEVE MINIMUM R800 MILLION

IMPROVEMENT IN NET OPERATING PROFIT
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
("Kumba")
7 October 2004
KUMBA ON COURSE TO ACHIEVE MINIMUM R800 MILLION IMPROVEMENT IN NET OPERATING PROFIT
Diversified metals and mining company Kumba Resources Limited (Kumba) today announced that a business improvement project running throughout the group is on course to achieve a sustainable minimum R800 million improvement in net operating profit by December 2005, the full impact of which is expected to be realised in the group's 2006 financial year.
The project was launched in February 2004 to counter certain threats to Kumba's businesses, including the strong Rand and declining and volatile commodity prices that have impacted negatively on the group's performance. It will reduce costs, increase product throughput and revenue, and improve business processes.
The minimum R800 million target was set using a forecasted exchange rate of R7/$. The project has identified value creating opportunities that will contribute to the long-term survival of Kumba's businesses.
"A detailed process has been followed to assess our position and the potential for improvement in order to add value to all our stakeholders. We have now reached the stage where we can accurately map the way forward to meet the challenges posed by the external factors that impact on our performance," said Dr Con Fauconnier, Kumba's chief executive. "From February to date we analysed different alternatives to achieve the improvements. We have now arrived at the stage where we unfortunately have to

contemplate potential job losses of approximately 400 employees. No final decisions have been made on initiatives that may impact on employees and today we notified our employees and recognised trade unions that we will engage with them in a consultation process starting on 21 October 2004," said Dr Fauconnier.

"As a responsible employer, we have a rigorous process to minimise potential job losses. This includes limiting both external appointments and the appointment of contractors, a suspension of the employment of temporary staff where possible, voluntary retrenchment and early retirement packages, and the redeployment of potentially affected employees. We value our employees and are managing the situation with due care and consideration for the individuals who may be affected," added Dr Fauconnier.

Date: 07/10/2004 04:10:30 PM Produced by the JSE SENS Department

Release Date: 20/10/2004 09:01:47

KUMBA RESOURCES LIMITED - ANGLO AMERICAN AND KUMBA SIGN HEADS OF AGREEMENT TO DEVELOP NEW QUEENSLAND COKING COAL MINE

DEVELOP NEW QUEENSLAND COKING COAL MINE
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
("Kumba")

ANGLO AMERICAN AND KUMBA SIGN HEADS OF AGREEMENT TO DEVELOP NEW QUEENSLAND COKING COAL MINE

Anglo American plc and its South African subsidiary Kumba Resources Limited announced today that Anglo Coal Australia (Anglo Coal) and Kumba Australia Pty Ltd (Kumba) have signed a Heads of Agreement (HoA) that could lead to the development of a major coking coal mine in central Queensland, Australia. The HoA covers the investigation into the joint development of Kumba's Moranbah South Mining Development Lease (MDL) in combination with the southern portion of Anglo Coal's adjacent Grosvenor lease. These areas are located to the south of the township of Moranbah in the Bowen Basin coalfield of central Queensland. The coalfield hosts extensive high grade coking coal resources that already support several large mining operations, including the nearby Anglo Coal mine of Moranbah North.

Kumba inherited its Moranbah South MDL from Iscor, which conducted exploration of the property during the 1990s, prior to the separation of its mining interests in 2001 to form Kumba.

An extensive exploration and evaluation programme, to be funded by Anglo Coal as part of the HoA, will commence immediately, leading to the development of a feasibility study.

Further information:
Anglo American - Johannesburg, Investor Relations - Anne Dunn
Tel: +27 (11) 638 4730
Media Relations - Marion Dixon
Tel: +27 (11) 638 3001
Anglo American - London, Investor Relations - Nick von Schirnding
Tel: +44 (207) 698 8540
Media Relations - Kate Aindow
Tel: +44 (207) 698 8619
Anglo Coal Australia - David Groves, General Manager: Human Resources & Public Affairs
Tel: +61 (7) 3834 1379
Kumba Resources - Trevor Arran, General Manager: Investor Relations
Tel: +27 (12) 307 3292
Mobile: +27 (83) 609 1444
Kumba Australia - Jacques du Plessis, Managing Director
Tel: +61 (8) 9476 7205
Mobile: +61 421 071 071

Notes to Editors:

Anglo American plc with its subsidiaries, joint ventures and associates is a global leader in the mining and natural resource sectors. It has significant and focused interests in gold, platinum, diamonds, coal, base metals, ferrous metals and industries, industrial minerals and paper and packaging as well as financial and technical strength. The Group is geographically diverse, with operations in Africa, Europe, South and North America and Australia and Asia.
(www.angloamerican.co.uk)
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com
Date: 20/10/2004 09:00:07 AM Produced by the JSE SENS Department

Release Date: 27/10/2004 08:02:01

KUMBA RESOURCES LIMITED - KUMBA'S COAL GROWTH STRATEGY MOVES AHEAD WITH TWO MAJOR PROJECTS

MAJOR PROJECTS
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
("Kumba")
FOR IMMEDIATE RELEASE
27 October 2004
KUMBA'S COAL GROWTH STRATEGY MOVES AHEAD WITH TWO MAJOR PROJECTS
Diversified metals and mining company Kumba Resources Limited (Kumba) today announced that the Kumba Board has approved construction of two South African projects that support its strategy to grow the coal business through optimal market positioning and resultant value growth.
The projects at the Grootegeluk and Leeuwpan coal mines, situated in Limpopo and Mpumalanga provinces respectively, will require a combined capital expenditure of R411 million.
A new R320 million beneficiation module at Grootegeluk will generate a further 0,7 million tons per annum (Mtpa) of semi-soft coking coal for supply to Ispat Iscor, which announced last week that it is to construct a new coke battery at its Newcastle plant to manufacture market coke for the expanding domestic market. A 10-year agreement has been concluded to supply Ispat Iscor with the product at a market-related price.
"The Grootegeluk project is expected to be completed by July 2006 and will increase Grootegeluk's semi-soft coking coal output to 2,5Mtpa. It will reinforce the mine's position as the world's largest coal beneficiation complex," said Ernst Venter, Kumba's coal business general manager. In a second coal development, Kumba will invest R91 million to expand production at its Leeuwpan coal mine near Delmas by 60%, boosting output from 1,7Mtpa to 2,7Mtpa. The expansion is due for completion by June 2005. A jig plant will be constructed at Leeuwpan to supply Eskom with an additional 1Mtpa of power station coal for its Majuba power station.
The combined growth in sales tonnage from the Grootegeluk and Leeuwpan projects will amount to 1,7Mtpa, increasing Kumba's total coal production to 21,7Mtpa.
The South African developments follow last week's announcement that Kumba has signed a Heads of Agreement with Anglo Coal Australia that could lead to the development of a major coking coal mine in the Bowen Basin of central Queensland, Australia. The agreement covers the investigation into the joint development of Kumba's Moranbah South Mining Development Lease in combination with the southern portion of Anglo Coal Australia's adjacent Grosvenor lease. ends
Note
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse

commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

For more information:
Ernst Venter, General Manager: Kumba Coal
Tel: +27 (0)12 307 4322
Mobile: +27 (0)83 609 1313
Trevor Arran, General Manager: Investor Relations
Tel: +27 (0)12 307 3292
Mobile: +27 (0)83 609 1444
Date: 27/10/2004 08:00:03 AM Produced by the JSE SENS Department

Release Date: 08/11/2004 14:57:14

KUMBA RESOURCES LIMITED - TRANSFER OF SHARES TO A DIRECTOR IN TERMS OF THE KUMBA . . .

RESOURCES MANAGEMENT SHARE SCHEME ("the Scheme")
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
("Kumba")
TRANSFER OF SHARES TO A DIRECTOR IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME ("the Scheme")
In terms of the JSE Listings Requirement 3.63 notice is hereby given that a number of shares have been released in terms of the rules of the Scheme, as follows:
Name of director: CJ FAUCONNIER
Date of transaction: 04/11/2004
Number of shares: 21,880
Option strike price: R 11.75
Option strike date: 04/11/1998
Class of securities: Ordinary
Nature of transaction: Paid-up options - release of shares
Nature of interest: Beneficial
08 November 2004
MS VILJOEN - COMPANY SECRETARY, KUMBA RESOURCES LIMITED
Sponsor
JPMorgan
Date: 08/11/2004 02:57:00 PM Produced by the JSE SENS Department

Release Date: 10/11/2004 09:59:18

Dealings By A Director Of A Major Subsidiary Of Kumba In Shares Awarded In Terms

---

Of The Kumba Resources Management Share Scheme And Kumba Resources Management Option Scheme (Collectively "The Scheme")
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
("Kumba")
DEALINGS BY A DIRECTOR OF A MAJOR SUBSIDIARY OF KUMBA IN SHARES AWARDED IN TERMS OF THE

KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively "the Scheme")
In terms of the JSE Listings Requirements 3.63 notice is hereby given that the following director of a major subsidiary of Kumba has exercised and traded shares after having received clearance to do so in terms of the JSE Listings Requirements 3.66. The shares were granted in terms of the Scheme. This resulted in the following ordinary shares of the company having been traded on the JSE:

Name of director	:	TP ARRAN
Date of transaction	:	08-11-2004
Price per share	:	R 45.00
Number of shares	:	19,380
Total value (pre tax proceeds)	:	R 872,100.00
Option strike price	:	R 35.75
Option strike date	:	01-10-2002
Periods of exercise and/or vesting	:	7 years
Class of securities	:	Ordinary
Nature of transaction	:	Options exercised and shares sold
Nature of interest	:	Beneficial
Number of shares	:	970
Total value (pre tax proceeds)	:	R 43,650.00
Option strike price	:	R 35.00
Option strike date	:	01-11-2002
Periods of exercise and/or vesting	:	7 years
Class of securities	:	Ordinary
Nature of transaction	:	Options exercised and shares sold
Nature of interest	:	Beneficial

10 November 2004
MS VILJOEN - COMPANY SECRETARY, KUMBA RESOURCES LIMITED
Sponsor
JPMorgan
Date: 10/11/2004 09:58:59 AM Produced by the JSE SENS Department

Release Date: 16/11/2004 14:41:08

Kumba - Dealings By A Director Of A Major Subsidiary Of Kumba In Shares Awarded

---

In Terms Of The Kumba Resources Management Share Scheme And Kumba Resources Management Option Scheme (collectively "the Scheme")
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
("Kumba")
DEALINGS BY A DIRECTOR OF A MAJOR SUBSIDIARY OF KUMBA IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively "the Scheme")
In terms of the JSE Listings Requirements 3.63 notice is hereby given that the following director of a major subsidiary of Kumba has exercised and traded shares after having received clearance to do so in terms of the JSE Listings Requirements 3.66. The shares were granted in terms of the Scheme. This resulted in the following ordinary shares of the company having been traded on the JSE:

Name of director:	WF VAN HEERDEN
Option strike price:	R 11.75
Option strike date:	04-11-1998
Periods of exercise and/or vesting:	9 years
Class of securities:	Ordinary
Nature of transaction:	Deferred Purchase Share Scheme - shares

sold
Nature of interest: Beneficial
Number of shares: 300
Date of transaction: 11-11-2004
Price per share: R 45.20
Total value (pre tax proceeds): R 13,560.00
Number of shares: 5,860
Date of transaction: 15-11-2004
Price per share: R 45.00
Total value (pre tax proceeds): R 263,700.00
16 November 2004
MS VILJOEN - COMPANY SECRETARY, KUMBA RESOURCES LIMITED
Sponsor
JPMorgan
Date: 16/11/2004 02:40:33 PM Produced by the JSE SENS Department

Release Date: 06/12/2004 15:32:20

Kumba - Dealings by directors of a major subsidiary of Kumba in shares

---

KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
("Kumba")

DEALINGS BY DIRECTORS OF A MAJOR SUBSIDIARY OF KUMBA IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively "the Scheme")

In terms of the JSE Listings Requirements 3.63 notice is hereby given that the following directors of a major subsidiary of Kumba has exercised and traded shares after having received clearance to do so in terms of the JSE Listings Requirements 3.66. The shares were granted in terms of the Scheme. This resulted in the following ordinary shares of the company having been traded on the JSE:

Name of director: JA MEYER
Date of transaction: 03-12-2004
Number of shares: 7,500
Price per share: R 47.25
Total value (pre tax proceeds): R 354,375.00
Option strike price: R 11.75
Option strike date: 04-11-1998
Periods of exercise and/or vesting: 9 years
Class of securities: Ordinary
Nature of transaction: Deferred Purchase Share Scheme - shares sold
Nature of interest: Beneficial

Name of director: NA JOGIAT
Date of transaction: 03-12-2004
Number of shares: 11,260
Price per share: R 45.20
Total value (pre tax proceeds): R 508,952.00
Option strike price: R 28.05
Option strike date: 03-12-2001
Periods of exercise and/or vesting: 7 years
Class of securities: Ordinary
Nature of transaction: Options exercised and shares sold
Nature of interest: Beneficial
Number of shares: 6,360

Price per share: R 45.50
Total value (pre tax proceeds): R 289,380.00
Option strike price: R 28.05
Option strike date: 03-12-2001
Periods of exercise and/or vesting: 7 years
Class of securities: Ordinary
Nature of transaction: Options exercised and shares sold
Nature of interest: Beneficial
Number of shares: 3,640
Price per share: R 45.50
Total value (pre tax proceeds): R 165,620.00
Option strike price: R 35.00
Option strike date: 01-11-2002
Periods of exercise and/or vesting: 7 years
Class of securities: Ordinary
Nature of transaction: Options exercised and shares sold
Nature of interest: Beneficial
06 December 2004
MS VILJOEN - COMPANY SECRETARY, KUMBA RESOURCES LIMITED
Sponsor
JPMorgan
Date: 06/12/2004 03:32:04 PM Produced by the JSE SENS Department

KMB: Kumba - Dealings By A Director Of A Major ...

Kumba - Dealings By A Director Of A Major Subsidiary Of Kumba
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)
DEALINGS BY A DIRECTOR OF A MAJOR SUBSIDIARY OF KUMBA IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively the Scheme)
In terms of the JSE Listings Requirements 3.63 notice is hereby given that the following director of a major subsidiary of Kumba has exercised and traded shares after having received clearance to do so in terms of the JSE Listings Requirements 3.66. The shares were granted in terms of the Scheme. This resulted in the following ordinary shares of the company having been traded on the JSE:

Name of director:	WF VAN HEERDEN
Date of transaction:	08-12-2004
Number of shares:	10,000
Price per share:	R 46.75
Total value (pre tax proceeds):	R 467,500.00
Option strike price:	R 28.05
Option strike date:	03-12-2001
Periods of exercise and/or vesting:	7 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised and shares sold
Nature of interest:	Beneficial

9 December 2004
MS VILJOEN
COMPANY SECRETARY
KUMBA RESOURCES LIMITED
Sponsor
JPMorgan
Date: 09/12/2004 04:45:26 PM Produced by the JSE SENS Department

09/12/2004 Source: JSE NEWS SERVICE

Kumba - Dealings By A Director Of A Major Subsidiary Of Kumba And The Company Secretary Of Kumba

Kumba Resources Limited
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)

DEALINGS BY A DIRECTOR OF A MAJOR SUBSIDIARY OF KUMBA AND THE COMPANY SECRETARY OF KUMBA IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively the Scheme)

In terms of the JSE Listings Requirements 3.63 notice is hereby given that the following director of a major subsidiary of Kumba and the company secretary of Kumba has exercised and traded shares after having received clearance to do so in terms of the JSE Listings Requirements 3.66. The shares were granted in terms of the Scheme. This resulted in the following ordinary shares of the company having been traded on the JSE:

Name of director: DJC TAYLOR
Date of transaction: 13-12-2004
Number of shares: 6,400
Price per share: R 46.80
Total value (pre tax proceeds): R 299,520.00
Option strike price: R 28.05
Option strike date: 03-12-2001
Periods of exercise and/or vesting: 7 years
Class of securities: Ordinary
Nature of transaction: Options exercised and shares sold
Nature of interest: Beneficial

Name of company secretary: MS VILJOEN
Date of transaction: 10-12-2004
Number of shares: 3,470
Price per share: R 46.00
Total value (pre tax proceeds): R 159,620.00
Option strike price: R 28.05
Option strike date: 03-12-2001
Periods of exercise and/or vesting: 7 years
Class of securities: Ordinary
Nature of transaction: Options exercised and shares sold
Nature of interest: Beneficial

14 December 2004
MS VILJOEN
COMPANY SECRETARY
KUMBA RESOURCES LIMITED
Sponsor
JP Morgan

Date: 14/12/2004 02:59:09 PM Produced by the JSE SENS Department

14/12/2004 Source: JSE NEWS SERVICE

KMB: KUMBA RESOURCES LIMITED - DEALINGS BY A DI...

KUMBA RESOURCES LIMITED - DEALINGS BY A DIRECTOR OF A MAJOR SUBSIDIARY OF KUMB IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively the Scheme)

KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)

DEALINGS BY A DIRECTOR OF A MAJOR SUBSIDIARY OF KUMBA IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively the Scheme)

In terms of the JSE Listings Requirements 3.63 to 3.74 notice is hereby given that the following director of a major subsidiary of Kumba has exercised and traded shares after having received clearance to do so in terms of the JSE Listings Requirements 3.66. The shares were granted in terms of the Scheme. This resulted in the following ordinary shares of the company having been traded on the JSE:

Name of director	:	R STRYDOM
Date of transaction	:	14-12-2004
Number of shares	:	12,020
Price per share	:	R 46.75
Total value (pre tax proceeds)	:	R 561,935.00
Option strike price	:	R 28.05
Option strike date	:	03-12-2001
Periods of exercise and/or vesting	:	7 years
Class of securities	:	Ordinary
Nature of transaction	:	Options exercised and shares sold
Nature of interest	:	Beneficial

15 December 2004
MS VILJOEN
COMPANY SECRETARY
KUMBA RESOURCES LIMITED
Sponsor
JPMorgan
Date: 15/12/2004 04:33:02 PM Produced by the JSE SENS Department

15/12/2004 Source: JSE NEWS SERVICE

KMB: KUMBA RESOURCES LIMITED - KUMBA UNSUCCESSF...

KUMBA RESOURCES LIMITED - KUMBA UNSUCCESSFUL IN HOPE DOWNS ARBITRATION
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
KUMBA UNSUCCESSFUL IN HOPE DOWNS ARBITRATION
Diversified metals and mining company Kumba Resources Limited (Kumba) today announced that it has been unsuccessful in the arbitration process initiated to resolve a dispute between Kumbas wholly-owned subsidiary, Downs Holding BV (Downs), and Hope Downs Iron Ore Pty Limited (HDIO), a subsidiary of Kumbas Australian partner in the Hope Downs joint venture, Hancock Prospecting Pty Limited (Hancock). The dispute arose from Anglo American plc acquiring a controlling interest in Kumba in December 2003 and concerned whether HDIO had unreasonably withheld or delayed its approval of the change in control.
While disappointed at the outcome, Kumba is studying the decision of the arbitrators. In terms of the agreement between Downs and HDIO, HDIO may elect to acquire Kumbas interest in the project at a value to be determined by agreement and failing agreement by an independent expert. The market will be advised of further developments. In the meanwhile, Kumba will continue to pursue its many other development opportunities.
Pretoria
21 December 2004
Sponsor
JPMorgan
Date: 21/12/2004 10:48:01 AM Produced by the JSE SENS Department

21/12/2004 Source: JSE NEWS SERVICE

KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310

KUMBA LODGES APPEAL AGAINST HOPE DOWNS ARBITRATION DECISION

Kumba announced on 21 December 2004 that it had been unsuccessful in the Hope Downs arbitration. The arbitration related to a dispute between Kumba's wholly owned subsidiary Downs Holding BV (**Downs**) and Hope Downs Iron Ore Pty Limited (**HDIO**), as to whether HDIO had acted unreasonably in withholding its approval of Anglo American plc as the new controlling company of Downs. Kumba has decided to appeal against the arbitration decision to the Supreme Court of Western Australia. In order to comply with the deadline for lodging an appeal and to preserve its rights, Kumba today lodged the papers required for the appeal with the Supreme Court.

The market will continue to be advised on further developments.

Pretoria
11 January 2005

Sponsor
JPMorgan

KUMBA LODGES AN APPEAL AGAINST THE ARBITRATION DECISION IN THE SUPREME COURT OF WESTERN AUSTRALIA QUESTIONS AND ANSWERS JANUARY 2005

Q: **Is there a buy-out arrangement?**
A: HDIO has an option to acquire Kumba's (Downs') interest in the project at an agreed value, or failing agreement, a fair value to be determined by an independent expert. It is, however, not a foregone conclusion that the option will be exercised.

Q: **What is your estimate of the valuation, if this is to be determined?**
A: Kumba is not in a position to comment on the value currently as it is in the process of valuing its interest in the project. It will however be determined in terms of a contractual mechanism provided for in the agreement between Downs and HDIO.

Q: **What are the changes of success for the appeal?**
A: Kumba believes that it has good legal grounds for appeal, but in these matters it is always difficult to estimate the probability of success. We will continue to seek the best advice there is on the matter and may review our decision from time to time.

Q: **If Kumba does appeal, how long will the process take to reach a decision?**
A: Kumba is not sure about the exact timeline but our preliminary advice suggests that it may take 3 - 6 months.

Q: **Does the appeal delay the determination of fair value for Kumba's Project Interest?**
A: At this stage the process for the determination of fair value will continue.

Q: **If it comes to Hancock paying out Kumba's share, surely this will be very beneficial to Kumba?**
A: Should Kumba receive what it perceives as fair value for its interest in the project Kumba can deploy the proceeds in its other exciting growth prospects:

1. Iron Ore opportunities in the Northern Cape
2. Coal in the Waterberg

Q: **What are the other development opportunities you will pursue?**
A: Inter alia:

1. Sishen expansion project to increase production from 28Mtpa to 38Mtpa
2. The Faleme iron ore prospect in Senegal
3. Expansions in the Waterberg coalfield

Kumba - Trading Statement

Release Date: 20/01/2005 12:41:02 Code(s): KMB

Kumba - Trading Statement
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
("Kumba")
TRADING STATEMENT

Shareholders are reminded that Kumba has changed its year-end from 30 June to 31 December and that its audited financial results for the 18 month period ended 31 December 2004 will be announced on 17 February 2005. Kumba has published its interim results for the 6 month period ended 31 December 2003 and for the 12 month period ended 30 June 2004 which were reviewed by its auditors.

In the announcement of its second interim results for the 12 months ended 30 June 2004, Kumba expected stronger commodity prices to have a positive impact on the group"s financial results although earnings will continue to be affected by the rand.

The group benefited from higher iron ore and coal prices and sales volumes for the 6 month period ended 31 December 2004 which were partially offset by the further strengthening of the rand. An average exchange rate of R6.38 to the US dollar was realised for this period compared with R7.04 for the corresponding period ended 31 December 2003.

As a result, the group"s unaudited headline earnings per share for the 6 months ended 31 December 2004 are expected to exceed the reviewed headline earnings per share of 81,5 cents for the 6 months period ended 31 December 2003 by between 75% and 85%.

The financial results on which this trading statement is based have not been reviewed or audited by the group"s auditors.

20 January 2005
Sponsor: JP Morgan
Date: 20/01/2005 12:41:05 PM Supplied by www.sharenet.co.za
Produced by the JSE SENS Department

JOINT NEWS RELEASE

TRANSNET LIMITED & KUMBA RESOURCES LIMITED

FOR IMMEDIATE RELEASE

26 January 2005

National transport company Transnet Limited (Transnet) and diversified metals and mining company Kumba Resources Limited (Kumba) today jointly announced that they have signed a Heads of Agreement regarding a new contract for the transport and handling of iron ore from the Northern Cape through the Sishen-Saldanha export channel.

The Heads of Agreement provides for the pricing mechanism to be a Rand-based tariff and caters for Kumba's current growth plans to increase iron ore exports.

The elements contained in the Heads of Agreement will be adopted in a new Definitive Agreement which, subject to the approval of the Transnet and Kumba boards, is expected to be concluded during the first quarter of 2005.

This new agreement will make a positive contribution to the growth of South Africa's iron ore industry and enhance the good co-operation between Transnet and Kumba.

ends

Editor's Note:
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com